# Fax

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

02 SEP -5 AM 5:41

Citigate Dewe Rogerson

| | |
|---|---|
| To | Paul Dudek<br>Chief Officer of International Corporate Finance<br>International Corporate Finance Division |
| Company | SEC Headquarters |
| Fax | +1 202 942 9624 |
| From | Julie Ryan |
| Return fax | +44 (0)20 7282 8040 |
| Reference | **Erste Bank, Commission file no. 82-5066**<br>"Rule 12g3-2 promulgated under the Securitites Exchange Act 1934, paragraph (b)(1)(i)" |
| Date | 5th September 2002 |
| No. of pages including this one | 3 |

SUPPL

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

Please find attached an Erste Bank investor release.

Kind regards,

Julie Ryan
Citigate Dewe Rogerson

dlw 9/18

ERSTE BANK

# Investor Information

**For immediate release** **5 September 2002**

## Erste Bank Group extends Management Board

The Supervisory Board of Erste Bank der oesterreichischen Sparkassen AG will formally approve an increase in the size of the Management Board from 5 to 6 members at its next meeting on September 30th, 2002.

The new appointee is to be André Horovitz. Mr. Horovitz will, in line with his experience, be responsible for the central risk management and controlling functions of the Erste Bank Group. Aged 44, he started his career at Lehman Brothers in New York and then became Managing Director of the Frankfurt branch of the management consultancy company Oliver Wyman & Co. In 1995 he was appointed Head of Risk Management at Commerzbank and in 1998 he moved to Hypovereinsbank in Munich, as Head of the Risk Management Department. Since January 1st, 2002, he has been part of the top operational management team at Hypovereinsbank. Born in Romania, he is an American citizen, married with one child.

With this appointment Erste Bank is fulfilling the requirements of Basel II, which prescribe the need for a Management Board member taking responsibility for central risk management and who has no customer responsibilities.

Further details will be announced after the next Supervisory Board meeting on September 30th.

*Background information on Erste Bank is provided below.*

*For further information please contact:*


| | | |
|---|---|---|
| Gabriele Werzer, Investor Relations | + 43 50 100 11286 | gabriele.werzer@erstebank.at |
| Thomas Schmee, Investor Relations | + 43 50 100 17326 | thomas.schmee@erstebank.at |

Fax: 0043 50 100 13112
Graben 21, A-1010 Vienna, Austria


## Background information on Erste Bank

### Erste Bank – Highlights

- **The leading financial services provider in Central Europe**, ideally positioned to benefit from EU enlargement. Erste Bank's powerful position is underpinned by a Central European customer base of 10.6 million including about 1.8 million customers of Austrian savings bank partners.
- **History of strong growth**: Total assets increased by more than 130% since 1997, while customer numbers have grown sharply from 0.6 million.
- **Successful earnings enhancement**: Erste Bank has raised its return on equity (RoE) from 8.5% in 1996 to 12.4% in 2001.
- **Strong stock market performance**: Total shareholder return in 2001 (26.5%) made Erste one of the best performing banking stocks in Europe.

**Strategy**
Erste Bank has four key strategic objectives:
(i) to exploit its core business potential in **Austria** and focus on its **key competencies** in retail and SME banking,
(ii) to build on its role as the lead bank of the **Austrian savings banks sector** and to seek increasingly closer co-operation and co-ordination within the sector, creating further opportunities for cost reduction and revenue growth,
(iii) to grow its business in an **extended home market in Central Europe** with a potential customer base of some 40 million people and maintain its position as the leading retail financial institution in that market, and
(iv) to transfer the **multi-channel distribution model** throughout Central Europe.

**Customer and product focus**
The Erste Bank Group's customer focus is on the retail market as well as small to medium-sized enterprises. The product focus is moving increasingly towards higher margin commission-based business where Erste Bank has achieved particular success, including asset management, insurance and leasing.

**Savings bank strategy**
The pioneering partnership approach adopted in Austria has enabled Erste Bank to leverage its core competencies across the large distribution network offered by the Austrian savings banks, offering new sources of growth potential in a mature market.

Key recent achievements were:
→ An agreement among member savings banks on a cross-guarantee scheme ("Haftungsverbund"), giving customers in Austria unparalleled deposit protection as well as enhancing risk management in the savings bank sector.
→ The acquisition of a majority stake in the Tyrolean savings bank Tiroler Sparkasse.

**Central Europe**
Within only four years, Erste Bank successfully implemented plans announced in 1997 of acquiring or establishing significant operations in the neighbouring markets of Central Europe. To date, significant operations have been established in the Czech and Slovak Republics, Hungary and Croatia.

Erste Bank's advanced banking capabilities based in Austria have proven their ability to generate exceptional operational leverage when applied to the transformation of leading brands and large scale operations in Central Europe.
The **largest acquisitions** in the region were in the Czech Republic, the Slovak Republic and Croatia:
- In January 2000 Erste Bank acquired a majority stake in Česká spořitelna, the leading Czech retail bank with 4 million customers then – and 4.9 million customers today. After acquiring further shares in the company in August 2002, Erste Bank now owns around 88% of Česká spořitelna's share capital.
- At the beginning of 2001 Erste Bank signed an agreement to acquire a majority stake in Slovenská sporiteľňa, the largest bank in the Slovak Republic with 1.9 million customers (2.3 today).
- In April 2002 Erste Bank agreed to acquire a majority stake in Riječka banka of Croatia, lifting Erste Bank's market share in the region to more than 10%, measured by total assets.

**Financial targets**
In August 2002 Erste Bank set the following targets for 2005:
- Net income of over EUR 500m, representing a return on equity of around 15%, based on the significantly enlarged equity following the capital increase in July 2002
- Cost/income ratio between 60% to 62%